Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Aveanna Healthcare Holdings Inc. 2021 Employee Stock Purchase Plan of our report dated March 19, 2021 (except as to the paragraphs, and the effects thereto, related to the acquisition, change in capital structure and stock incentive plan in Note 21, as to which the date is April 19, 2021), with respect to the consolidated financial statements of Aveanna Healthcare Holdings Inc. included in the Registration Statement, as amended (Form S-1 No. 333-254981) and related Prospectus of Aveanna Healthcare Holdings Inc., filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia

July 2, 2021